Exhibit 99.1

Not intended for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which such release, publication or distribution would be unlawful.

Media Release

Opfikon, 30 October 2024; 7:00 CET

Q3 2024: Strong customer growth and stable financial results – updated guidance for 2024 confirmed

•

Continued customer growth resulted in accelerated strong growth in net additions[1] of around +48,000 mobile postpaid[1] and +5,000 Internet subscriptions, supported by new offers and increased customer loyalty. The FMC[2] rate rose by 1.1 percentage point to 56.6%.

•

Compared to the prior-year period: revenue impacted by the phasing out of rightpricing in the customer base and lower variable roaming usage caused by an increase in included services. Slight growth in Adj. EBITDAaL[3] thanks to cost discipline and lower direct costs (phasing). Accelerated growth in Adj. EBITDAaL less P&E additions due to lower capital expenditures (CAPEX4). Adjusted FCF was impacted by semi-annual interest payments and higher supplier payments.

•	Financial results as expected and on track. Updated guidance for the 2024 financial year fully confirmed.

•

Spin-off preparations running according to plan. Liberty Global shareholders approved the spin-off. A reduction of CHF 1.5 billion in debt is planned by the year end. The first day of trading for Sunrise class shares on SIX is planned for 15 November 2024.

•

Commercial highlights: strengthened position as the leading broadband provider thanks to 2.5 Gbit/s on fibre and hybrid fibre-optic cable (HFC) networks; 50% of iPhone sales with Device-as-a-Service options («Flex Upgrade»); highly acclaimed new advertising campaign with Roger Federer and Marco Odermatt.

	Q3 2023	Q3 2024	Compared to prior year
Revenue (CHF million)	759.1	749.0	(1.3%)
Residential customers	563.6	538.6	(4.4%)
Business customers and wholesale	194.1	207.3	6.8%
Infrastructure and support functions	1.4	3.1	121.4%

Adjusted EBITDAaL	273.3	274.4	0.4%
P&E Additions (CAPEX4)	132.6	111.3	(16.1%)
Adjusted EBITDAaL less P&E additions (CAPEX4)	140.7	163.1	15.9%
Adjusted FCF	(100.6)	6.2	N/M

Net increase in RGUs (in thousands)
Mobile postpaid[1]	27	48	77.8%
Internet	(4)	5	+9
FMC[2] (in % of base)	55.5%	56.6%	1.1	%p

Note: Financial metrics are shown on a newly compiled IFRS basis; alternative performance-measure definitions and reconciliations are provided at the end of the media release.

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André Krause, CEO of Sunrise, says: «We were able to accelerate our customer growth and achieved very strong net growth in mobile postpaid customers and growth in Internet customers for the fourth consecutive quarter. Growth was supported by attractive offers for new and existing customers and a continuing increase in customer loyalty. The financial results are in line with expectations and we continue to confirm our updated guidance for 2024 in full, with the payment of a dividend of at least CHF 240 million in mid-2025. The spin-off was approved by the Liberty Global shareholders with more than 99% in favour and is now entering the home stretch. From 15 November, Sunrise will once again begin its journey as a Swiss company listed on SIX.»

Strong customer growth continues

Despite the quieter summer months, Sunrise achieved very strong net growth in Q3 2024 with ca. +48,000 mobile postpaid subscriptions1. The growth trend in Internet products was maintained for the fourth consecutive quarter and amounted to roughly +5,000 broadband RGUs. The growth in both areas was supported by increased customer loyalty. The share of broadband customers using a Sunrise mobile offer also saw positive development. This fixed-mobile-convergence (FMC2) penetration rose by +1.1 percentage points to 56.6% year-on-year. As of 30 September 2024, Sunrise had 3.097 million mobile RGUs, 1.312 million broadband Internet RGUs and 0.986 million enhanced TV RGUs.

By cross- and upselling convergent products and complementary services, such as those for entertainment, hardware and cybersecurity, Sunrise is continuing to drive growth in its customer base.

New offers support growth

Since August 2024, Sunrise has been offering customers who have previously had an Internet speed of 1 Gbit/s a new maximum Internet speed of 2.5 Gbit/s, both on the fibre network (FTTH) and the hybrid fibre-optic cable network (HFC). Sunrise has thereby more than doubled the speed. Together with its HFC partner networks, Sunrise reaches all the regions of Switzerland and is using its speed upgrade to strengthen its position as Switzerland’s leading broadband Internet provider5: Sunrise is the only provider offering gigabit speeds to almost every household, either via fibre-optic offers (up to 10 Gbit/s), the HFC network (up to 2.5 Gbit/s) or the 5G network («fixed wireless access» [FWA] with up to 1 Gbit/s), further supporting customer satisfaction and loyalty. The company’s own HFC network (and FWA) continued to enjoy a large share, at 55%, of new broadband Internet subscriptions in Q3 2024.

Sunrise launched its «Device as a Service» strategy two years ago. Since then, smartphone purchase and ownership has been offered as a service. With the «Flex Premium Bundle», Sunrise has put together individual components into a new all-in-one package. The Flex Premium Bundle combines the purchase of the device with instalment payments and the option either to exchange the device for a new one at any time, or to have it repaired at any time giving it the improved sustainability that circularity brings. Around 50% of the iPhones sold by Sunrise are sold with the «Flex Upgrade» option.

After leading the way in the market with a dedicated mobile private network (MPN) solution, Sunrise Business now offers innovative 5G solutions with MPN slicing, based on the 5G Standalone (SA) standard. For MPN slicing, parts of the public 5G network are split into private, virtually isolated segments. In this way, enterprise customers can take advantage of defined speeds, latency times and capacities, along with increased security and network availability.

In Q3 2024, Sunrise Business was once again able to mark prestigious customer successes and agree numerous new contracts and contract renewals/upgrades with companies such as FC Basel 1893 and Sauber Motorsport.

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Stable financial result

The Q3 2024 financial results were in line with expectations. Sunrise generated revenue of CHF 749.0 million, which corresponds to a moderate decline of -1.3% compared to the same quarter of the previous year. The continued growth momentum of the business-customer segment and of yallo in the secondary-brand business (Flanker Brands) had a positive effect. It was achieved through increasing Internet- and mobile-subscription revenues, driven by customer growth and higher migration from prepaid to postpaid1 subscriptions.

Overall, revenue in the residential customer segment declined to CHF 538.6 million (-4.4% YoY). The decline in revenue was mainly due to the phasing out of rightpricing in the existing customer base with the migration of customers from UPC to Sunrise offers. Lower roaming revenues due to seasonal effects and an increase in included services also impacted revenues in the residential segment.

Revenue in the business-customer and wholesale segment reached CHF 207.3 million, representing robust growth of +6.8% YoY. Growth was driven primarily by increasing Internet- and mobile-subscription revenue, including strong performance by the MVNO business within wholesale.

Adjusted EBITDAaL remained stable in Q3 2024 compared to the same quarter of the prior year at 0.4% and reached CHF 274.4 million. The impact of the revenue decline on Adjusted EBITDAaL was mitigated primarily by lower direct costs (phasing) and optimised OPEX spending as a result of the efficiency programme. This led overall to low single-digit growth on an annual basis year-on-year.

Adjusted EBITDAaL less P&E additions recorded accelerated growth of +15.9% YoY in Q3 2024, reaching CHF 163.1 million. The increase is primarily due to lower capital expenditure (CAPEX4), which was driven by lower hardware costs for customer devices and lower network and IT expenses including decreasing «costs to capture». In Q3 2024, Sunrise made value-enhancing investments totalling CHF 111.3 million (-16.1% YoY) in networks, product innovations and digital services. These investments accounted for 14.9% of revenue in Q3 2024.

Adjusted FCF developed positively compared to the same period of the prior year and reached CHF 6.2 million. However, due to a one-off effect in Q3 2023, comparability is limited. Semi-annual interest and higher supplier payments impacted Q1 and Q3, with the result that Q2 and Q4 tend to be the strongest cash-flow-generating quarters.

Supplementary results table for nine months of 2024

	9 months 2023	9 months 2024	Compared to prior year
Revenue (CHF million)	2,239.8	2,233.3	(0.3%)
Residential customers	1,668.0	1,619.0	(2.9%)
Business customers and wholesale	569.0	609.0	7.0%
Infrastructure and support functions	3.0	5.0	66.7%

Adjusted EBITDAaL	771.6	780.3	1.1%
P&E Additions (CAPEX4)	380.5	368.5	(3.2%)
Adjusted EBITDAaL less P&E Additions (CAPEX4)	391.1	411.8	5.3%
Adjusted FCF	151.4	118.8	(21.5%)

Note: Financial metrics are shown on a newly compiled IFRS basis; alternative performance-measure definitions and reconciliations are provided at the end of the media release.

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Not intended for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which such release, publication or distribution would be unlawful.

Confirmed updated guidance for the 2024 financial year:

•	Revenue growth: broadly stable

•	Adjusted EBITDAaL (including «costs to capture»): stable to low-single-digit growth

•	Investments in P&E additions (CAPEX4) as a percentage of revenue (including «costs to capture») of 16 – 18%

•	Adjusted FCF between CHF 360 – 370 million[6]

•	2025 dividend (for FY2024): ≥ CHF 240 million. Dividends are not subject to Swiss withholding tax for 5+ years.

Spin-off preparations according to plan

Preparations for the spin-off are going according to plan. The spin-off was approved by the Liberty Global shareholders at the Extraordinary Shareholders’ Meeting on 25 October 2024 with more than 99% of the votes submitted. On 31 October 2024, a CHF 1.2 billion reduction in debt will be made by capital injection from Liberty Global. With the adjusted FCF generated by Sunrise, the reduction in net debt is expected to reach a total of CHF 1.5 billion and the net debt ratio to fall to 4.5x by the end of the year. Sunrise confirms its expected net debt ratio of 3.5 – 4.5 in the medium term and intends to use adjusted FCF surpluses for further debt reduction as part of its capital allocation.

The next steps in November 2024 for the spin-off are:

04.11.	Record date for the Liberty Global common shares that are registered for the distribution and bear an entitlement to Sunrise shares of the corresponding class in the form of American depositary shares (ADS) on the effective date of the spin-off based on the corresponding distribution ratio

12.11.	Issuance of Sunrise shares to Liberty Global shareholders in the form of Sunrise ADS

13.11.	First standard trading day of the Sunrise Class A ADS on the Nasdaq

14.11.	Start of the option to exchange Sunrise ADS for underlying Sunrise shares

15.11.	Listing and first day of trading of Sunrise Class A shares on the SIX Swiss Exchange

22.11.	Expected inclusion of Sunrise Class A shares in the Swiss Performance Index (SPI)

[1]	Net Additions incl. Residential and B2B; Q3 2023 Postpaid net additions adjusted versus Factsheet by a shift of 27,000 from non-organic Prepaid to Postpaid related to swype (within Flanker Brands).

[2]

Fixed-mobile convergence represents the number of customers who subscribe to both a fixed broadband Internet service and pre- or postpaid mobile telephony service, divided by the total number of customers who subscribe to fixed broadband Internet service.

[3]

Quantitative reconciliations to net earnings/loss (including net earnings/loss growth rates) and to cash flow from operating activities for the Adj. EBITDA, Adj. EBITDAaL, and Adj. FCF forecasts cannot be provided without unreasonable efforts as we do not forecast (i) certain non-cash charges including: the components of non-operating income/expense, depreciation, amortisation and impairment, restructuring and other operating items included in net earnings/loss from continuing operations, nor (ii) specific changes in working capital that impact cash flows from operating activities. The items we do not forecast may vary significantly from period to period, subject to unforeseen events.

[4]	Less additions from lease costs and ice-hockey rights.

[5]

The Sunrise HFC network has approximately 60% geographical coverage in Switzerland and is the largest network offering 1 gigabit per second (Gbit/s) or higher speeds in Switzerland. It is also the largest HFC network in Switzerland by coverage.

[6]

The updated guidance range under US GAAP and IFRS is CHF 360 million to CHF 370 million, including an estimated CHF 10 million of one-off costs, assuming for both items that the spin-off transaction occurs.

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The investor presentation and further information can be found on the Sunrise Investor Relations website shortly before the live conference call and webcast for analysts and investors begins at 15:30 CET.

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

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Rebase Information

The rebased results, which are non-IFRS measures, are presented as a basis for assessing growth rates on a comparable basis. Rebase information is provided to show the results of the business without the impact of certain acquisition-related, transaction-related, or certain other amounts that are not organic to the results of the business. As such, the rebase results below do not include future transaction-specific adjustments, for example, any future incremental costs arising from the status of Sunrise as a separately listed company or the impact of any future service agreement between Liberty Global and Sunrise, etc. Investors should view rebased results as a supplement to, and not a substitute for, IFRS performance measures included in the Sunrise consolidated income statements.

	Three months ended 30 September, 2024				Nine months ended 30 September, 2024
CHF million	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions
As reported	749.0	321.5	273.4	162.1	2,233.3	925.5	777.6	409.1
Rebase adjustments:Transaction-related costs[1]	—	1.0	1.0	1.0	—	2.7	2.7	2.7
Rebased results	749.0	322.5	274.4	163.1	2,233.3	928.2	780.3	411.8

[1]

Represents certain one-off Sunrise spin-off-related costs. The above adjustment reverses the effect of these one-time costs in order not to impact the underlying growth rates of the business for this non-organic effect.

	Three months ended 30 September, 2023				Nine months ended 30 September, 2023
CHF million	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions
As reported	759.1	322.2	273.3	140.7	2,239.8	918.7	771.6	391.1
Rebase adjustments:Transaction-related costs[1]	—	—	—	—	—	—	—	—
Rebased results	759.1	322.2	273.3	140.7	2,239.8	918.7	771.6	391.1

[1]

Represents certain one-off Sunrise spin-off-related costs. The above adjustment reverses the effect of these one-time costs in order not to impact the underlying growth rates of the business for this non-organic effect.

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Non-IFRS Reconciliations

	Three months ended 30 September		Nine months ended 30 September
CHF million	2024	2023	2024	2023
Adjusted EBITDA and Adjusted EBITDAaL:
Net income (loss)	(18.3)	(68.5)	(219.2)	(203.2)
Income tax expense (income)	6.1	(14.9)	14.1	(46.2)
Share of losses (gains) of affiliates	2.3	2.3	2.6	1.3
Net financial expense (income)	51.7	115.3	295.0	290.7

Operating income (loss)	41.8	34.2	92.5	42.6
Depreciation and amortisation	230.2	249.7	695.3	737.3
Depreciation of right-of-use assets	33.0	32.2	99.0	96.2
Share-based compensation	4.9	5.1	14.9	17.3
Impairments, restructuring and other operating items	13.3	1.1	25.5	25.2

Adjusted EBITDA	323.2	322.3	927.2	918.6
Lease-related expenses	(49.8)	(49.0)	(149.6)	(147.1)

Adjusted EBITDAaL	273.4	273.3	777.6	771.5

Adjusted EBITDAaL less P&E Additions:
Adjusted EBITDAaL	273.4	273.3	777.6	771.5
Property and equipment additions (P&E)	111.3	132.6	368.5	380.5
Recognition of sport broadcasting rights	—	—	—	—

P&E Additions excluding the recognition of sport broadcasting rights	111.3	132.6	368.5	380.5

Adjusted EBITDAaL less P&E Additions	162.1	140.7	409.1	391.0

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	Three months ended 30 September		Nine months ended 30 September
CHF million	2024	2023	2024	2023
Adjusted Free Cash Flow:
Net cash from operating activities	268.9	210.7	820.1	866.8
Interest paid	(132.0)	(128.3)	(349.6)	(342.8)
Interest-related derivative receipts (payments)	28.4	24.5	120.7	113.6
Vendor financing additions(i)	117.4	44.5	255.3	161.3
Capital expenditures	(119.9)	(138.9)	(365.6)	(333.4)
Principal payments on vendor financing	(105.5)	(87.4)	(268.4)	(258.8)
Payments of lease liabilities	(51.1)	(25.7)	(93.7)	(55.3)

Adjusted Free Cash Flow	6.2	(100.6)	118.8	151.4

(i)

For the purposes of the Sunrise consolidated statements of cash flows, vendor financing additions are represented as operating-related expenses financed by an intermediary that are treated as operating cash outflows and financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its consolidated statements of cash flows. For the purposes of its Adjusted Free Cash Flow definition, Sunrise (A) adds in the financing cash inflow when the intermediary settles the liability with the vendor as its actual net cash available at that time is not affected and (B) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

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ABOUT LIBERTY GLOBAL

Liberty Global (NASDAQ: LBTYA, LBTYB and LBTYK) is a world leader in converged broadband, video and mobile-communications services. We deliver next-generation products through advanced fibre-optic and 5G networks, and currently provide over 85 million* connections across Europe. Our businesses operate under some of the best-known consumer brands, including Sunrise in Switzerland, Telenet in Belgium, Virgin Media in Ireland, UPC in Slovakia, Virgin Media-O2 in the U.K. and VodafoneZiggo in The Netherlands. Through our substantial scale and commitment to innovation, we are building Tomorrow’s Connections Today, investing in the infrastructure and platforms that empower our customers to make the most of the digital revolution, while deploying the advanced technologies that nations and economies need to thrive.

Liberty Global’s consolidated businesses generate annual revenue of more than $7 billion, while the VMO2 JV and the VodafoneZiggo JV generate combined annual revenue of more than $18 billion.**

Liberty Global Ventures, our global investment arm, has a portfolio of more than 75 companies and funds across the content, technology and infrastructure industries, including stakes in companies like ITV, Televisa Univision, Plume, AtlasEdge and the Formula E racing series.

*	Represents aggregate consolidated and 50% owned non-consolidated fixed and mobile subscribers. Includes wholesale mobile connections of the VMO2 JV and B2B fixed subscribers of the VodafoneZiggo JV.
**

Revenue figures above are provided based on full year 2023 Liberty Global consolidated results and the combined as reported full year 2023 results for the VodafoneZiggo JV and full year 2023 U.S. GAAP results for the VMO2 JV.

Sunrise, Telenet, the VMO2 JV and the VodafoneZiggo JV deliver mobile services as mobile-network operators. Virgin Media Ireland delivers mobile services as a mobile virtual network operator through third-party networks. UPC Slovakia delivers mobile services as a reseller of SIM cards.

Liberty Global Ltd. is listed on the Nasdaq Global Select Market under the symbols «LBTYA», «LBTYB» and «LBTYK».

www.libertyglobal.com

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ABOUT SUNRISE

Sunrise GmbH, a subsidiary wholly owned by Liberty Global, is Switzerland’s largest private telecommunications company.

Sunrise provides high-quality mobile, landline, broadband and TV services to residential customers. Sunrise offers business customers 360° communications solutions and integrated ICT solutions for connectivity, security and IoT from a single source to take companies forward in their quest for digitalisation. They benefit from a powerful ecosystem of strategic partners and superb end-to-end service with solutions perfectly tailored to their needs.

With its hybrid fibre network, which includes a world-class mobile network, Sunrise is a leading provider of giga-speed Internet in Switzerland. The Sunrise broadband network reaches more than 95% of Swiss households with giga speeds and Sunrise provides 5G mobile coverage to practically the whole of the Swiss population. The Sunrise mobile network is the only network in Switzerland to have been awarded the highest rating of «OUTSTANDING» in the connect mobile-network test eight times in a row. Sunrise offers the highest quality of mobile broadband Internet and the largest 5G network in Switzerland (connect issue 1/2024).

As of the end of September 2024, the Sunrise customer base included around 3.1 million mobile, 1.1 million broadband and 1.0 million enhanced TV customers (RGU), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Being an employer that provides equal opportunities to a diverse workforce is critical to the success of the company. Roughly 2,600 employees (FTE) from around 80 nations, representing many different languages and religions, contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, and reflect the diversity of their customers.

www.sunrise.ch

No Offer to Sell or Solicit

This communication is not an offer to sell or a solicitation of offers to purchase or subscribe for shares or a solicitation of any vote or approval. This document is not a prospectus within the meaning of the Swiss Financial Services Act and not a prospectus under any other applicable laws. Copies of this document may not be sent to, distributed in or sent from jurisdictions in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction and there shall be no sale of securities in any such jurisdiction.

This announcement is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the EEA) are people who are «qualified investors» within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (the Prospectus Regulation) (Qualified Investors); and (B) if in the UK, are «qualified investors» within the meaning of Article 2(e) of the UK version of the Prospectus Regulation as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018 (the UK Prospectus Regulation) who are: (i) persons having professional experience in matters relating to investments who fall within the definition of «investment professionals» in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended)) in connection with the sale of any securities of Sunrise or any member of its group may otherwise lawfully be communicated or caused to be communicated (all such persons referred to in (B) and (C) being Relevant Persons). This announcement must not be acted on or relied on (i) in the UK, by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment activity to which this announcement relates (i) in the U.K. is available only to, any may be engaged in only with, Relevant Persons; and (ii) in any member state of the EEA is available only to, and may be engaged only with, Qualified Investors.

This communication is an advertisement for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended) and underlying legislation. It is not a prospectus. A copy of any prospectus published by Sunrise will, if approved and published, be made available for inspection on the Liberty Global website at www.libertyglobal.com subject to certain access restrictions.

This communication constitutes advertising in accordance with article 68 of the Swiss Financial Services Act. Such advertisements are communications to investors aiming to draw their attention to financial instruments. Any investment decisions with respect to any securities should not be made based on this advertisement.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding certain forecasted financial information, the financial condition, results of operations, business, network, revenue stabilization, growth and other strategies, future growth prospects, expectations, plans and opportunities of Sunrise, the spin-off of Sunrise (the Transaction) by Liberty Global Ltd. (Liberty Global), deleveraging in connection with the Transaction, the macroeconomic environment, gradual tapering of capital expenditures and other information and statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections about the factors that may affect Sunrise’s future performance and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise or Liberty Global, that could cause actual results to differ materially from those expressed or implied by these statements.

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Not intended for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which such release, publication or distribution would be unlawful.

Such risks and uncertainties include, among others, Sunrise’s ability to successfully execute on its plans and strategies, Sunrise’s ability to realize the expected benefits from the Transaction, unanticipated difficulties or costs in connection with the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction, the trading and the development of a trading market for Sunrise’s Class A shares on the SIX Swiss Exchange and for Sunrise’s Class A American depositary shares on the Nasdaq Global Select Market, and other factors, including those detailed from time to time in Sunrise’s and Liberty Global’s filings with the Securities and Exchange Commission (the SEC), including Liberty Global´s most recently filed annual report on Form 10-K, as it may be supplemented from time to time by its quarterly reports and other subsequent filings.

These forward-looking statements speak only as of the date hereof. Although Sunrise and Liberty Global believe that their expectations reflected in any such forward-looking statement are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Liberty Global and Sunrise expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

Non-IFRS Financial Measures

This press release includes financial measures not presented in accordance with International Financial Reporting Standards (IFRS), including Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL less P&E Additions, and Adjusted FCF.

Adjusted EBITDA: Adjusted EBITDA is defined as net income (loss) before income tax benefit (expense), share of losses (gains) of affiliates, financial income, financial expenses, depreciation and amortization, share-based compensation expense, and impairment, restructuring and other operating items. Other operating items include (a) provisions and provision releases related to significant litigation, (b) certain related-party charges and (c) gains and losses on the disposition of long-lived assets.

Adjusted EBITDAaL: Adjusted EBITDAaL is defined as Adjusted EBITDA after lease-related expenses.

Sunrise believes Adjusted EBITDA and Adjusted EBITDAaL are meaningful measures because they represent a transparent view of Sunrise’s recurring operating performance that is unaffected by its capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Sunrise believes Adjusted EBITDA and Adjusted EBITDAaL are useful to investors because they provide a basis for comparing Sunrise performance with the performance of other companies in the same or similar industries.

Adjusted EBITDAaL less P&E Additions: Adjusted EBITDAaL less P&E Additions is defined as Adjusted EBITDAaL less property and equipment additions on an accrual basis (excluding those P&E additions under finance lease). Adjusted EBITDAaL less P&E Additions is a meaningful measure because it provides (i) a transparent view of Adjusted EBITDAaL that remains after capital spend, which Sunrise believes is important to take into account when evaluating overall performance and (ii) a comparable view of Sunrise performance relative to other telecommunications companies.

Adjusted Free Cash Flow: Adjusted FCF is defined as net cash provided by operating activities, plus (a) operating-related vendor financed additions (which represents an increase in the period to actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities), and (b) cash receipts in the period from interest-related derivatives, less (i) cash payments in the period for interest, (ii) cash payments in the period for capital expenditures, (iii) principal payments on amounts financed by vendors and intermediaries (which represents a decrease in the period to actual cash available as a result of paying amounts to vendors and intermediaries where we previously had extended vendor payments beyond the normal payment terms), and (iv) principal payments on lease liabilities (which represents a decrease in the period to actual cash available). Sunrise believes its presentation of Adjusted FCF provides useful information to investors because this measure can be used to gauge its ability to (i) service debt and (ii) fund new investment opportunities after consideration of all actual cash payments related to its working capital activities and expenses that are capital in nature, whether paid inside normal vendor payment terms or paid later outside normal vendor payment terms (in which case payment is typically made in less than 365 days). Adjusted FCF should not be understood to represent Sunrise’s ability to fund discretionary amounts, as they have various mandatory and contractual obligations, including debt repayments, that are not deducted to arrive at these amounts.

These non-IFRS financial measures should be viewed as supplements to, and not substitutes for, IFRS measures of performance or liquidity as presented in Sunrise’s IFRS financial statements. These non-IFRS financial measures have no standardized meaning under IFRS and may not be comparable to similarly titled measures reported by other companies. They should not be considered in isolation or as an alternative for or superior to IFRS measures. These measures are presented and described in order to provide additional means of understanding Sunrise’s results in the same manner as its management team.

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